Exhibit 99.3

Execution Version

SECOND AMENDING AGREEMENT TO FOURTH AMENDED AND
RESTATED CREDIT AGREEMENT AND CONSENT

THIS AGREEMENT dated as of the 31st day of January, 2017.

BETWEEN:
THE BANK OF NOVA SCOTIA, a Canadian chartered bank
(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

DENISON MINES INC., a corporation amalgamated under the laws of the Province of Ontario
(herein in its capacity as the borrower, “DMI”)

- and -

DENISON MINES CORP., a corporation amalgamated under the laws of the Province of Ontario
(herein in its capacity as the guarantor, “DMC” and, together with DMI, the “Obligors”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY THERETO (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Obligors, the Lenders and the Administrative Agent entered into a fourth amended and restated credit agreement dated as of January 30, 2015, (the “Credit Agreement”);

AND WHEREAS the parties hereto wish to, inter alia, amend a certain provision of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows

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ARTICLE 1
DEFINED TERMS

1.1
Capitalized Terms.

                         All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENT TO CREDIT AGREEMENT

2.1
General Rule.

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2
Defined Terms.

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)
the definition of “Companies” is hereby deleted in its entirety and replaced by the following:

““Companies” means, the Parent and all Subsidiaries of the Parent other than SPV and “Company” means any of the foregoing.”

(b)
the definition of “Credit Documents” is hereby deleted in its entirety and replaced by the following:

““Credit Documents” means this Agreement, the Intercreditor Agreement, the Commitment Letter, the Security Documents, the Postponement and Subordination Undertaking and all instruments and agreements executed and delivered by the Companies in favour of the Finance Parties from time to time in connection with this Agreement or any other Credit Document.”

(c)
the definition of “Permitted Dispositions” is hereby amended by deleting the reference therein to “and” at the end of subparagraph (c) and adding the following new subparagraphs:

“(e) a disposition of the Borrower’s rights to the DMI Toll Revenues, the Stream and the SPV Stream,

(f) a sale, assignment or other disposition of the Borrower’s or the Parent’s rights, interests or entitlements under or in respect of the APG Exclusive Collateral, the SPV Specific Collateral and the Streaming Specific Collateral,

(g) the assignment contemplated under section 5.11(b) of the SPV Loan Agreement as of the original date of such agreement;

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in each case in accordance with the provisions of the Intercreditor Agreement;”

(d)
subparagraph (c) of the definition of “Distribution” is hereby deleted in its entirety and replaced by the following:

“(c) the payment of interest or the repayment of principal with respect to any Indebtedness of an Obligor which is subordinated to the Indebtedness of an Obligor under the Credit Documents, other than payments made of or in respect of the APG Obligations in accordance with the provisions of the Intercreditor Agreement.

(e)
subparagraphs (g) and (h) of the definition of “Permitted Indebtedness” are hereby deleted in their entirety and replaced by the following:

“(g)
Subordinated Indebtedness of the Parent;

(h)
Indebtedness owing by the Obligors pursuant to the SPV Loan Documents and the Streaming Documents; and

(i)
Indebtedness incurred by any Company arising from agreements entered into pursuant to a Permitted Acquisition or Permitted Disposition which provide for indemnification, adjustment of purchase price or similar obligations.”

(f)
subparagraphs (s) and (t) of the definition of “Permitted Liens” are hereby deleted in their entirety and replaced by the following:

“(s)
any Lien existing on any property or asset prior to its Permitted Acquisition; provided that (i) such Lien is not created in contemplation of or in connection with such Permitted Acquisition and (ii) such Lien shall secure only those obligations which it secures and are outstanding on the date of such Permitted Acquisition; provided, however, any such Lien shall cease to be a Permitted Lien should it rank in priority to the Security following any Permitted Reorganization;

(t)
a Lien on the Shares of the Borrower granted to SPV, Streamer and APG which ranks subordinate in order of priority to the Security; and

(u)
a Lien on the APG Exclusive Collateral, the SPV Specific Collateral and the Streaming Specific Collateral (including, for the avoidance of doubt, the Borrower’s rights under the Toll Milling Agreement to receive the proceeds arising in respect of the SPV Stream and the Stream); and

(v)
any extension, renewal or replacement of any of the foregoing.”

(g)
the definitions of “Tier I Material Companies” and “Tier II Material Companies” are hereby deleted in their entirety and replaced by the following:

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““Tier I Material Companies” means the Obligors and any other Company which directly or indirectly owns or operates any Material Asset other than SPV.

“Tier II Material Companies” means any direct or indirect Subsidiary of the Parent, other than SPV, in respect of which:

(a) the gross revenue of such Subsidiary for the most recently completed four Fiscal Quarters constitutes at least 10% of the consolidated revenue of the Parent for such four Fiscal Quarter period; or

(b) the book value of the assets of such Subsidiary as at the last day of the most recently completed four Fiscal Quarters constitutes at least 10% of the book value of the assets of the Parent on a consolidated basis as at the last day of the most recently completed Fiscal Quarter.”

(h)
the following new definitions are hereby added to Section 1.1 of the Credit Agreement in alphabetical order:

““APG” means Anglo Pacific Group PLC and its successors and permitted assigns.

“APG Exclusive Collateral” has the meaning given to it in the Intercreditor Agreement.

“APG Loan Documents” has the meaning given to it in the Intercreditor Agreement.

“APG Loan Obligations” has the meaning given to it in the Intercreditor Agreement.

“APG Obligations” means, collectively, the APG Loan Obligations, the SPV Obligations and the Streaming Obligations.

“Collateralized Letter Amount” means, at any particular time, the amount of cash or cash equivalent collateral pledged to the Administrative Agent pursuant to the Security Documents as collateral security for reimbursement obligations in respect of issued and outstanding Letters of Credit hereunder.

“DMI Toll Revenues” has the meaning given to it in the Intercreditor Agreement.

“Intercreditor Agreement” means the intercreditor agreement dated January 31, 2017 entered into among the Administrative Agent, APG, SPV, Streamer, Parent and the Borrower.

“Non-Collateralized Letter Amount” means, at any particular time, the aggregate principal amount of Accommodations at such time less the Collateralized Letter Amount at such time.

“SPV” means 9373721 Canada Inc. and its successors and permitted assigns.

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“SPV Event of Default” has the meaning given to it in the Intercreditor Agreement.

“SPV Loan Documents” has the meaning given to it in the Intercreditor Agreement.

“SPV Obligations” has the meaning given to it in the Intercreditor Agreement.

“SPV Ordinary Payment Obligations” has the meaning given to it in the Intercreditor Agreement.

“SPV Specific Collateral” has the meaning given to it in the Intercreditor Agreement.

“SPV Stream” has the meaning given to it in the Intercreditor Agreement. “Stream” has the meaning given to it in the Intercreditor Agreement.
“Streamer” means Centaurus Royalties Ltd. and its successors and permitted assigns.

“Streaming Documents” has the meaning given to it in the Intercreditor Agreement.

“Streaming Event of Default” has the meaning given to it in the Intercreditor Agreement.

“Streaming Obligations” has the meaning given to it in the Intercreditor Agreement.

“Streaming Specific Collateral” has the meaning given to it in the Intercreditor Agreement.

“Toll Milling Agreement” has the meaning given to it in the Intercreditor Agreement.

“Transaction Documents” means, collectively, the “SPV Loan Agreement”, the “DMC/SPV Guarantee”, the “APG Loan Agreement”, the “DMC/SPV Loan Guarantee Assignment”, the “Streaming Agreement” and the “DMC Streaming Guarantee” (in each case, having the meanings given to such terms in the Intercreditor Agreement), together with all security agreements entered into by SPV or an Obligor in favour of APG, SPV or the Streamer in connection therewith.”

2.3
Letter Fees.

Section 7.3 of the Credit Agreement is hereby amended by deleting subparagraph (a) in its entirety and replacing it with the following:

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“(a) The Borrower shall pay to the Lenders, in accordance with Section 3.2, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to (i) 2.4% on the Non- Collateralized Letter Amount and (ii) 0.40% of the Collateralized Letter Amount, in each case on the basis of a year of 365 days and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. In addition, with respect to all Letters, the Borrower shall from time to time pay to the Issuing Lender its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters. Each such payment is non-refundable and fully earned when due.”

2.4
Definition of Unrestricted Cash.

Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of “Unrestricted Cash” in its entirety.

2.5
Collateralized Letter Amount.

Section 11.1 of the Credit Agreement is hereby amended by deleting subparagraph (v) in its entirety and replacing it with the following:

“(v) Collateralized Letter Amount. The Borrower shall at all times maintain a Collateralized Letter Amount of at least $9,000,000.”

2.6
Events of Default.

Section 13.1 of the Credit Agreement is hereby amended as follows:

(i) by deleting the reference to “or” at the conclusion of subparagraph (n) and by adding the following new subparagraphs (p), (q) and (r):

“(p) the Intercreditor Agreement is determined , on a final and non-appealable judgement rendered by a court of competent jurisdiction, not to be a valid and enforceable agreement enforceable by the Administrative Agent against any other party thereto and has not been replaced within 30 days of such determination by an agreement that is equivalent from the Administrative Agent’s perspective, to the Intercreditor Agreement, and that is legal, valid, binding and enforceable by the Administrative Agent against each party thereto and is in form and substance acceptable to the Administrative Agent, provided, however, that the grace period shall only be provided if each counter-party to the Intercreditor Agreement actively co-operates with the Administrative Agent to so replace the Intercreditor Agreement;

(q)
any part of the Security fails to rank in order of priority ahead of any security granted to any of APG, SPV or Streamer in the Secured Assets as collateral security for the repayment of any APG Obligations; or

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(r)
the Administrative Agent has received written notice from SPV, APG or Streamer pursuant to Section 4.3(a)(1)(i) of the Intercreditor Agreement of the occurrence of an SPV Event of Default, an Administrative Services Termination Event or a Streaming Event of Default, as the case may be.”

2.7
Schedule H.

Schedule H to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule H attached hereto.

2.8
Maturity Date.

The definition of “Maturity Date” is hereby amended by deleting the reference therein to “January 31, 2017” and replacing it with “January 31, 2018”.

2.9
Section 16.10.

Section 16.10 is hereby amended by deleting subparagraph (a) in its entirety and replacing it with the following:

“In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Credit Document other than the Intercreditor Agreement, the provisions of this Agreement shall prevail and be paramount.”

                                                                                ARTICLE 3 COVENANT

3.1
Required Pledge

On or before (a) the loan contemplated to be made by the SPV to the Borrower in accordance with the DMI Loan Documents has been advanced; (b) the loan contemplated to be made by APG to the SPV in accordance with the APG Loan Documents has been advanced; and
(c) the purchase price contemplated to be paid by the Streamer to the Borrower in accordance with the Streaming Documents has been paid, the Borrower shall have (i) pledged not less than
$9,000,000 in cash to the Administrative Agent; and (ii) except as delivered under the Existing Credit Agreement, delivered to the Administrative Agent share certificates representing all of the issued and outstanding shares of the Borrower duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law.

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ARTICLE 4 EFFECTIVE TIME

4.1
Conditions Precedent.

Except as provided under Section 4.2, this agreement shall become effective upon satisfaction of the following conditions precedent:

(a)
the Intercreditor Agreement has been executed and delivered by each of the parties thereto;

(b)
the amendment to the Security Document referenced at paragraph 2 of Schedule H shall have been executed and delivered by the Borrower and the Administrative Agent;

(c)
the Security Document referenced at paragraph 3 of Schedule H shall have been executed and delivered by the Borrower;

(d)
the Borrower shall have paid the amount referenced at Section 5.1(a) below in respect of the amendment fee; and

(e)
the Administrative Agent has received, in form and substance satisfactory to it:

(i)
a certificate of status or good standing for each Obligor issued by the appropriate Official Body of the jurisdiction in which such Obligor is incorporated;

(ii)
a duly certified copy of the resolution of the board of directors of the Obligors authorizing each to execute, deliver and perform its obligations under this Agreement, the Intercreditor Agreement and the Security Document referenced at paragraph 3 of Schedule H;

(iii)
certified true copies of the Transaction Documents; and

(iv)
an opinion of counsel to the Obligors addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of the Obligors, the due authorization, execution and delivery and the validity and enforceability of this Agreement, the Intercreditor Agreement and the Security Document referenced at paragraph 3 of Schedule H against the Obligors and such other matters as the Administrative Agent may reasonably request.

4.2
Conditions Subsequent

Sections 2.3, 2.4 and 2.5 shall not become effective until not less than $9,000,000 cash shall have been pledged to the Administrative Agent by the Borrower.

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    ARTICLE 5 MISCELLANEOUS

5.1
Amendment Fees.

In consideration of The Bank of Nova Scotia agreeing to enter into this agreement, the Borrower agrees to pay The Bank of Nova Scotia a $100,000 amendment fee as follows:

(a)
$50,000 on the date hereof; and

(b)
$50,000 on or before the earlier of (i) the effective time contemplated under Section 4.2 and (ii) February 15, 2017.

Upon such a payment being made, such payment shall be non-refundable and shall be fully earned. The foregoing amounts shall be paid in immediately available funds in Canadian dollars to The Bank of Nova Scotia at its address set forth below, without setoff or counterclaim and free and clear of any taxes. Any failure of the Borrower to pay the amount payable pursuant to paragraph (b), above, when the same shall become due thereunder shall constitute an immediate Event of Default without the any requirement to provide notice of the failure to any Obligor and without the benefit of any cure or grace period contemplated in relation to a failure of an Obligor to pay an amount due under the Credit Documents pursuant to Section 13.1(b).

5.2
Representations and Warranties.

The Obligors hereby repeat, as of the date hereof, to and in favour of the Administrative Agent and the Lenders each of the representations and warranties set forth in Section 10.1 of the Credit Agreement and represent and warrant to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default will arise immediately thereafter or after the execution and delivery of the SPV Loan Documents and the APG Loan Documents to which any Obligor is a party.

5.3
Future References to the Credit Agreement.

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.4
Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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5.5
Enurement.

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.6
Further Assurances.

The Obligors shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.7
Counterparts.

This agreement may be executed and delivered in one or more original, emailed (in ..pdf format), faxed or by other electronic means, signed counterparts, and by different parties in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

5.8
Confirmation of Security.

Each Obligor confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon such Obligor and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this agreement, the SPV Loan Documents and the Intercreditor Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, each Obligor hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document continues in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

Denison Mines Inc. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES INC.
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: David Cates Title: President and CEO “Signed”
Name: Gabriel McDonald Title: Chief Financial Officer

Denison Mines Corp. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES CORP.
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: David Cates Title: President and CEO “Signed”
Name: Gabriel McDonald Title: Vice President, Finance & CFO
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The Bank of Nova Scotia Corporate Banking – Loan Syndications 40 King St. West – 55th Floor Toronto, Ontario M5W 2X6	THE BANK OF NOVA SCOTIA, as Administrative Agent
Attention: Managing Director	By:	“Signed”
Telefax: (416) 866-2009		Name: Ray Clarke Title: Managing Director

	By:	“Signed”
Name: Stephen MacNeil
Title: Associate Director

The Bank of Nova ScotiaCorporate Banking – Global Mining Scotia Plaza, 62nd Floor 40 King Street West	THE BANK OF NOVA SCOTIA, as Lender
Toronto, Ontario M5W 2X6	By:	“Signed”
Name: Ray Clarke
Attention: Managing Director		Title: Managing Director
Telefax: (416) 866-2009	By:	“Signed”
Name: Stephen MacNeil
Title: Associate Director

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SCHEDULE H SECURITY DOCUMENTS

1.
Security Agreement dated as of June 30, 2008 entered into by the Parent and the Administrative Agent (re: Shares of DMI and inter-company debt);

2.
General Security Agreement dated as of June 30, 2008 entered into by DMI and the Administrative Agent, as amended pursuant to an amending agreement dated January 31, 2017; and

3.
Cash Collateral Account Agreement dated January 31, 2017 entered into by DMI in favour of the Administrative Agent.

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